Exhibit 99.1

Claude Resources Inc. Expands 8 Zone at Depth and Provides Exploration Update on Madsen

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Nov. 20, 2012 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today provided a summary of 2012 exploration activities at the Company's 100 percent-owned Madsen Project in Red Lake, Ontario.  2012 drilling continued to expand the 8 Zone plunge at depth and demonstrated significant depth extension to the Austin and McVeigh Tuff.

Highlights from the 2012 drill results are summarized below and in Figures 1 and 2.

• 14.30 grams Au per tonne over 2.00 metres in AD-11-01	Austin Tuff
• 6.52 grams Au per tonne over 2.00 metres in MUG-12-18d	8 Zone Main
• 26.50 grams Au per tonne over 2.00 metres in MUG-12-20	8 Zone Main
• 9.53 grams Au per tonne over 2.00 metres in MUG-11-21	Austin Tuff
• 14.55 grams Au per tonne over 2.00 metres in MUG-12-25b	8 Zone FW
• 12.00 grams Au per tonne over 1.50 metres in MUG-12-26	8 Zone Main
• 29.60 grams Au per tonne over 1.50 metres in MUG-12-28	8 Zone Main
• 17.70 grams Au per tonne over 2.00 metres in MUG-12-29	McVeigh Tuff
• 7.77 grams Au per tonne over 1.00 metres in MUG-12-30	8 Zone FW

In 2012, Phase II underground and surface drilling completed 19,100 metres and 16 holes, targeting the 8 Zone plunge and strike continuity as well as the Austin and McVeigh Tuff plunge continuity.  The 2012 program was completed in late-September and included two underground rigs active on the 16th level and one surface rig.

8 Zone

Nine drill holes targeted the down plunge continuity of the 8 Zone (Figure 2).  Drill holes MUG-12-20, -26, -28 and -30 confirmed plunge continuity, returning visible-gold bearing intercepts of up to 26.50 g/t over 2.00 metres. Drill hole MUG-12-25b intercepted a strong footwall zone returning 14.55 g/t over 2.00 metres. These intercepts confirmed the 8 Zone system 250 metres down plunge from historic mining as well as indicate potential for high grade, sub-parallel lenses.  The system continues to remain open down plunge and along strike to the east.

Drill holes targeting the western strike continuity of the 8 Zone include MUG-11-19, MUG-12-21, -22, -23 and -24 (Figure 2). Drill hole 21 intercepted silicified, biotite-altered basalt and returned gold assays of 9.53 g/t over 2.00 metres, approximately 850 metres below surface.  This intercept is in the hanging-wall of the 8 Zone system and interpreted to correlate with and be an extension of the Austin Tuff. Importantly, 2011 drilling in this area intercepted several high grade intervals within the McVeigh Tuff. The combination of well-mineralized Austin and McVeigh intercepts, 500 metres along strike and west from historic stopes, indicates the potential for a new shoot development.

Austin and McVeigh Tuffs

In addition to Phase II underground drilling, the Company completed three deep surface drill holes to evaluate the Austin Tuff at elevations of 1,200 to 2,000 metres below surface. Drill holes AD-11-01, AD-12-01b and -02a intercepted widespread alteration and mineralization, returning gold assays of up to 14.3 g/t over 2.00 metres (Figure 1). These holes are the deepest completed to date on the property and confirm the development of the Austin Tuff 700 metres below historic mine stopes.  The Austin Tuff continues to remain open down plunge and along strike to the east.

The Madsen Mine property currently hosts a National Instrument 43-101 compliant Indicated Resource of 928,000 ounces at 8.93 g/tonne and an Inferred Resource of 297,000 ounces at 11.74 g/tonne (see December 7th, 2009 press release, 'Claude Resources Inc. Reports Independent NI 43-101 Resource at Madsen Mine'). The property also hosts significant surface and underground infrastructure including a permitted tailings facility, 500 tonne per day mill and a 1,250 metre deep shaft.  Stemming from a four year advanced exploration program and moving into 2013, Claude plans to advance the Madsen project into a scoping study as well as evaluate further surface exploration targets.

"Phase I and II drill programs at Madsen were very successful in confirming and extending the 8 Zone and Austin and McVeigh systems.  We have demonstrated that Madsen is a high grade gold project that has strong vertical continuity, remaining open at depth and along strike to the northeast.  Based on these results, the significant existing resource base and advanced infrastructure, the Company believes that the Madsen Project warrants scoping level analysis," stated Brian Skanderbeg, Senior Vice President and COO.

Table 1: Summary of 2012 Phase II drill results from Madsen drilling.
Hole-ID	From	To	Width (m)	Grade (g/t)	Zone
AD-11-01	2,376.0	2,378.0	2.0	14.30	Austin Tuff
AD-12-01b	1,887.0	1,889.0	2.0	3.43	Austin Tuff
AD-12-02a				Anomalous
MUG-11-18d				Anomalous
MUG-12-18d	821.0	823.0	2.0	6.52	8 Zone - Main
MUG-11-19				Anomalous
MUG-12-20	795.0	797.0	2.0	26.50	8 Zone - Main
and	882.9	884.2	1.3	8.12	8 Zone - FW
MUG-11-21	102.0	104.0	2.0	9.53	Austin Tuff
MUG-12-22				Anomalous
MUG-12-23				Anomalous
MUG-12-24	547.0	549.0	2.0	4.55	8 Zone - Main
MUG-12-25b	1,045.0	1,047.0	2.0	14.55	8 Zone - FW
MUG-12-26	833.0	834.5	1.5	12.00	8 Zone - Main
MUG-12-27				NSI
MUG-12-28	787.5	789.0	1.5	4.75	8 Zone - HW
and	834.0	835.5	1.5	29.60	8 Zone - Main
MUG-12-29	361.0	363.0	2.0	17.70	McVeigh Tuff
MUG-12-30	951.0	952.0	1.0	7.77	8 Zone - FW
* Composites calculated using a 3 g/t Au cut-off grade.  Reported width is drilled length and interpreted to represent 65 - 85 percent of true width.  NSI - No Significant Intercept.
Anomalous - Assayed between 1 and 3 g/t gold.

A Madsen property longitudinal section and detailed longitudinal section are available on Claude's website www.clauderesources.com.

Exploration
At the Seabee Gold Operation, the Company has completed approximately 40,000 metres of regional drilling and 44,000 metres of underground drilling year to date in 2012. During the third quarter, exploration continued at Santoy Gap with one rig performing infill and step-out drilling. Results from this drilling will be included in a 2012 resource update which will be available in the fourth quarter of 2012. At the Amisk Gold Project, work continued on a Preliminary Economic Assessment and detailed reconnaissance prospecting and compilation of regional targets for future exploration.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,010,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Vice President, Operations, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release, being November 20, 2012 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

PDF available at: http://stream1.newswire.ca/media/2012/11/20/20121120_C9695_DOC_EN_20946.pdf

PDF available at: http://stream1.newswire.ca/media/2012/11/20/20121120_C9695_DOC_EN_20947.pdf

PDF available at: http://stream1.newswire.ca/media/2012/11/20/20121120_C9695_DOC_EN_20948.pdf

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Brian Skanderbeg, Senior Vice President & COO
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 20-NOV-12